EXHIBIT 99.1

TTI Telecom Reports Second Quarter 2009 Financial Results

           Q2 Operating Income Increase 103% Year-over-Year

          Q2 Operating Expenses Decrease 28% Year-over-Year

ROSH HA'AYIN, Israel, Aug. 25, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today the results for the second quarter that ended on June 30, 2009.

Total revenues for the second quarter were $10.7 million, compared with $13.9 million in the second quarter of 2008, and $10.8 million for the first quarter of 2009. Total operating expenses were $5.3 million, compared to $7.4 million in the second quarter of 2008 and $5.2 million in the first quarter of 2009.

Operating income for the quarter was $644 thousand, compared with an operating income of $318 thousand for the second quarter last year and an operating income of $596 thousand in the first quarter of 2009. Net income was $912 thousand, or $0.05 per basic and diluted share, compared to net income of $260 thousand, or $0.01 per basic and diluted share in the second quarter of 2008, and net income of $513 thousand, or $0.03 per basic and diluted share for the first quarter of 2009.

Total revenues for the six months ended June 30, 2009 were $21.5 million, compared to $26.4 million in the six months ended June 30, 2008. Total operating expenses for the period were $10.5 million compared to $14 million in the first six months of 2008.

Operating income for the six months ending on June 30, 2009 was $1.2 million compared with an operating income of $536 thousand in the comparable period in 2008. Net income for the six months period that ended in June 30, 2009 was $1.4 million, or $0.07 per basic and diluted share, compared with a net income of $1.1 million, or $0.06 per basic and diluted share for the first six months of 2008.

As of June 30, 2009, the Company had approximately $27.4 million in cash and liquid investments.

TTI Telecom would like to note that due to the settlement with Telesens, as announced several weeks ago, the financial results of Telesens are presented separately, in the financial reports, as 'discontinued operations.'

Meir Lipshes, CEO of TTI Telecom, commented, "This quarter, as the previous one, stands in light of continuing uncertainty and limited business visibility. In dealing with these business challenges, we at TTI Telecom are balancing our short term priorities with the company's long term growth ambitions. In the short term, and in the face of limited market visibility, we continue our relentless efforts to decrease our operating expenses and increase our operating income while maintaining a high level of service that is important to our loyal and long term customers. Looking at the long term, we do see customers searching for Operations Support Systems that can supervise and optimize today's advanced and constantly changing networks. To be able to capture this opportunity we are currently investing resources that in the future will leverage our advanced products, telecom know-how, and broad customer base."

Conference Call Information:

A conference call has been scheduled for 9:00am EDT today, August 25, 2009, during which management will discuss the Company's performance for the quarter. To access the call, please dial (877) 643-9538. International dialers can call (706) 679-0570 and give the access code: 23719340. A telephone replay of the call will also be available starting twelve hours after the completion of the call until 11:59pm EST on August 30, 2009. To access the replay, please dial (800) 642-1687. International dialers can call (706) 645-9291 and enter the participant code: 23719340.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                  TTI TEAM TELECOM INTERNATIONAL LTD.
                         STATEMENTS OF INCOME
 ---------------------------------------------------------------------
                    (in thousands of U.S. dollars)

                           Six months ended       Three months ended
                        ----------------------  ----------------------
                               June 30,                June 30,
                        ----------------------  ----------------------
                           2008        2009        2008        2009
                        ----------  ----------  ----------  ----------
                               Unaudited               Unaudited
                               ---------               ---------

 Revenues
 Product                    16,792      11,494       8,682       6,042
 Services                    9,581       9,981       5,208       4,619
                        ----------  ----------  ----------  ----------

 Total revenues             26,373      21,475      13,890      10,661
                        ----------  ----------  ----------  ----------

 Cost of revenues:
 Product                     8,059       6,486       4,374       3,102
 Services                    3,733       3,276       1,826       1,610
                        ----------  ----------  ----------  ----------

 Total cost of
  revenues                  11,792       9,762       6,200       4,712
                        ----------  ----------  ----------  ----------

 Gross profit               14,581      11,713       7,690       5,949
                        ----------  ----------  ----------  ----------

 Operating expenses:
 Research and
  development                5,950       4,062       2,948       1,976
 Sales and marketing         4,927       4,124       2,536       2,085
 General and
  administrative             3,168       2,287       1,888       1,244
                        ----------  ----------  ----------  ----------

 Total operating
  expenses                  14,045      10,473       7,372       5,305
                        ----------  ----------  ----------  ----------

 Operating income              536       1,240         318         644
 Financial income
  (Loss), net                  390         562        (193)        599
                        ----------  ----------  ----------  ----------

 Income  before taxes
  on income                    926       1,802         125       1,243
 Taxes on income               240         109          73          62
                        ----------  ----------  ----------  ----------

 Income from
  continuing
  operations                   686       1,693          52       1,181
                        ==========  ==========  ==========  ==========

 Income (Loss) from
  discontinued
  operations                   446        (315)        208        (269)
                        ==========  ==========  ==========  ==========
 Net income                  1,132       1,378         260         912
                        ==========  ==========  ==========  ==========

 Net income
  attributed to
  preferred shares
  from continuing and
  discontinued
  operations                   176         262          40         183
                        ==========  ==========  ==========  ==========

 Net income attributed
  to ordinary shares
  from continuing
  operations                   579       1,431          44         998
                        ==========  ==========  ==========  ==========

 Net Income (Loss)
  attributed to
  ordinary shares from
  discontinued
  operations                   377        (315)        176        (269)
                        ==========  ==========  ==========  ==========

 Basic and diluted
  income (Loss) per
  share attributable to
  Ordinary shareholders
 From continuing
  operations                  0.04        0.09        0.00        0.06
                        ==========  ==========  ==========  ==========

 From discontinued
  operations                  0.02       (0.02)       0.01       (0.01)
                        ==========  ==========  ==========  ==========

 Net income per share         0.06        0.07        0.01        0.05
                        ==========  ==========  ==========  ==========

 Weighted average
  number of shares used
  for computing net
  income per share to
  ordinary shareholders
  - Basic and Diluted   16,003,158  16,003,158  16,003,158  16,003,158
                        ==========  ==========  ==========  ==========

                  TTI TEAM TELECOM INTERNATIONAL LTD.
                      CONSOLIDATED BALANCE SHEET
 ---------------------------------------------------------------------
                     (in thousands of U.S dollars)

                                            December 31,    June 30,
                                            ------------  ------------
                                                2008          2009
                                            ------------  ------------
 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                        24,921        27,410
 Trade receivables                                 9,790         8,431
 Unbilled receivables                              3,093         3,414
 Related parties                                     459           493
 Other accounts receivable and prepaid
  expenses                                         2,150         2,851
 Current Assets of discontinued operations           958         1,009
                                            ------------  ------------

 Total current assets                             41,371        43,608
                                            ------------  ------------

 LONG-TERM INVESTMENTS:

 Investment in affiliate                             165           165
 Severance pay fund                                3,836         3,805
                                            ------------  ------------

 Total long-term investments                       4,001         3,970
                                            ------------  ------------

 PROPERTY AND EQUIPMENT
 Cost                                             25,771        18,563
 Less - accumulated depreciation                  18,572        12,193
                                            ------------  ------------

 Property and equipment, net                       7,199         6,370
                                            ------------  ------------

 Total assets                                     52,571        53,948
                                            ============  ============

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:

 Trade payables                                    2,187         1,782
 Related parties                                     420           607
 Deferred revenues                                 3,648         4,816
 Other accounts payable and accrued
  expenses                                         6,040         5,315
 Liabilities of discounted operations                844         1,210
                                            ------------  ------------

 Total current liabilities                        13,139        13,730
                                            ------------  ------------

 ACCRUED SEVERANCE PAY                             6,412         5,960
                                            ------------  ------------

 Long term liability                               1,372         1,277
                                            ------------  ------------

 SHAREHOLDERS' EQUITY:
 Share capital                                     2,595         2,595
 Additional paid-in capital                       75,251        75,256
 Accumulated deficit                             (46,198)      (44,870)
                                            ------------  ------------

 Total shareholders' equity                       31,648        32,981
                                            ------------  ------------

                                                  52,571        53,948
                                            ============  ============

CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com